William Gleeson

Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012

212.226.4351

wgleeson@appliedminerals.com

June 25, 2015

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Hillary Daniels

Re:	Applied Minerals, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-191532

Ladies and Gentlemen:

The following are the responses of Applied Minerals, Inc. to the comments contained in the letter from the staff of the Securities and Exchange Commission dated June 24, 2015, regarding the above referenced post-effective amendment.

For your convenience, the Staff’s comment precedes each response in this letter.

General

1. Please advise us of the reasons for the post-effective amendment. We note that you do not provide an explanatory paragraph on the facing page or in the prospectus.

The reason for filing the post-effective amendment is that we undertook to file post-effective amendments to update the prospectus pursuant to Section 10(a)(3).

2. We note that you are attempting to increase the number of shares covered by the registration statement from 19,899,733 to 20,485,019 shares of common stock issuable on conversion of the PIK-Election Convertible Notes. Please tell us why you believe you may use a post-effective amendment to increase the number of shares. See Rule 413(a) under the Securities Act of 1933. As guidance, see Question 210.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

We addressed this issue in response to your comment letter dated October 23, 2013 (“2013 Comment Letter”), although at that time, the question was raised in the context of Rule 416, not Rule 413(a). We believe that Rule 416 is the appropriate rule under which to analyze the issue.

We responded to the 2013 Comment Letter on November 11, 2013 (“2013 Response Letter”). We addressed the the issue of additional shares in paragraph (c) of our response to Comment No. 4 in the 2013 Comment Letter. Paragraph (c) (and the footnote to that paragraph that was included in the 2013 Response Letter) are set forth in the endnote. Our argument, then and now, is that (a) the anti-dilution provisions in the PIK Notes are standard anti-dilution provisions rather than full-ratchet provisions, (b) Rule 416(a) as construed under SEC Release 33-4806 treats the issuance of additional shares under standard anti-dilution provisions as “similar transactions” and hence, (c) under Rule 416(a), the registration statement is “deemed to cover the additional securities to be offered or issued in connection with any such [standard anti-dilution] provision.”

In the 2013 Response Letter, we confirmed that we were not attempting to use Rule 416 to register additional shares of common stock underlying the PIK Notes. We noted that as a result of anti-dilution provisions in the PIK Notes, the price at which the PIK Notes are convertible into common stock can be lowered if the Company were to issue common stock at a price below the then conversion price. It follows that if the conversion price of a PIK Note is lowered, the number of shares to be issued on conversion increases.

We offered a hypothetical to illustrate the differences between the adjustment pursuant to the anti-dilution provision in the PIK Notes and an adjustment under a full-ratchet provision. The hypothetical read as follows:

To illustrate the difference between the adjustment in the PIK Notes and a full ratchet provision, assume that the Company issued 2 million shares at $1.  Under the anti-dilution provisions in the PIK Notes the conversion price would be changes to about $1.392.  Under a fill ratchet approach, the conversion price would be changed to $1.1

We did not do the arithmetic in the 2013 Response Letter, but if we did, we would have shown that under the hypothetical, the number of shares issuable under the anti-dilution provisions in the PIK Notes would increase the total number of shares issuable on conversion by 5.5% percent (assuming a conversion price of $1.323) and the number of shares issuable on conversions under a full ratchet anti-dilution provision would increase the total number of shares issuable by 28.5%.

Our position was and is that the additional shares to be issued as a result of the decrease in the conversion price under the anti-dilution provisions of the PIK Notes would be issued within the meaning of the term “similar transactions” in Rule 416 as construed under SEC Release 33-4806 and in the following comment letters: BIO-Key International, August 8, 2013, File No. 333-190200;   Peoplestring, July 13, 2011, File No. 333-174949; and comment letter to Shoe Pavilion, January 5, 2006, File No. 333-129210.

The price adjustment formula in the PIK Notes is a mild, standard anti-dilution provision and is not a “full-ratchet” adjustment provision. As set forth in Release 33-4806, additional shares issued as a result full-ratchet adjustments do not fit under the meaning of “similar transactions” for purposes of Rule 416, while, by clear implication, shares issued under standard anti-dilution provisions do. The Release states: “Such full-ratchet adjustments are not ‘similar transactions’ within the meaning of Rule 416, as they provide different, and greater, protection to security holders than do . . . standard anti-dilution provisions.”

After we submitted our response letter on November 11, 2013, we heard nothing further about the issue and did not consider the Rule 416 issue to be an unresolved comment.

3. We note that your original registration statement was declared effective on April 18, 2014 and included your financial statements for the year ended December 31, 2013. In Item 5 of that registration statement, you undertook to file post-effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by May 1, 2015. Please advise. We may have further comment.

None of the PIK Notes have been converted and no shares underlying the PIK Notes have been issued. Hence, no shares have been sold and in particular, no shares have been sold since the date the prospectus became stale.

With respect to whether any shares have been offered since the prospectus became stale, we note that the current conversion price is about $1.36. That is, the PIK Note would be reduced by $1.36 for each share issued on conversion and in effect, the noteholder would pay $1.36 for a share of common stock. The current market price is $.56, less than 50% of the conversion price. So if a noteholder converted the note into common stock and sold the common stock, he would be selling the stock for less than one half on what he paid for the stock and would be in a much worse position than if he continued to hold the PIK Note. Based on this analysis, plus management’s routine discussions with the holders of the PIK Notes, we are certain that no holder of PIK Note has, or in the foreseeable future will, offer the shares underlying the PIK Notes. Moreover, the market for the Company’s stock is rather thin (23,600 shares per trading day in the last month) and if the Noteholders converted and attempted to sell any appreciable number of shares, it could easily depress the market price significantly.

It was fully our intention to file the post-effective amendment and to cause it to become effective before May 1. But due to factors that are very unlikely to be repeated, we were not able this year to file the post-effective amendment in a timely fashion. We fully expect to comply with the terms of our undertaking in the future.

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The Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and  accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense  in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ William Gleeson

1 When we reworked the formula, we realized that the adjusted price should have been $1.323, not $1.392.

(c)  The Company confirms that it is not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes.   For the sake of clarity, let me note that all of the shares that may be issued on conversion of the PIK Interest Notes are being registered.   However, we do rely on Rule 416 for shares that may be issued as a result of stock splits, stock dividends, or similar transactions. Our interpretation of “similar transactions” is in accordance with SEC Release 33-4806 which states:  "if pursuant to the terms of warrants, options, convertible securities, or similar rights to purchase securities covered by a registration statement an additional number of securities are to be offered or issued to the rights holders upon exercise of his rights if necessary to prevent a dilution of his interest resulting from... issuances of additional securities at less than the option or conversion price...." The PIK Notes and the PIK Interest Notes provide for an adjustment in the purchase price if shares of Common stock are issued at a price below the conversion price,$1.40. The formula is set forth in the footnote.1  Staff comment letters indicated that the language of Release 33-4806 is construed so that “Rule 416 will not be applicable to additional shares that may be issued as a consequence of the ‘full-ratchet’ pricing protection granted to the investor in your February 26, 2013 common stock issuance . . . Such full-ratchet adjustments are not “similar transactions” within the meaning of Rule 416, as they provide different, and greater, protection to security holders than do “terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting stock splits, stock dividends,” or standard anti-dilution provisions.”   See comment letter to BIO-Key International, August 8, 2013, File No. 333-190200.  See also comment letter to Peoplestring, July 13, 2011, File No. 333-174949 and comment letter to  Shoe Pavilion, January 5, 2006, File No. 333-129210.   The provisions in the PIK Notes and the PIK Interest Notes are “standard anti-dilution provisions.”  To illustrate the difference between the adjustment in the PIK Notes and a full ratchet provision, assume that the Company issued 2 million shares at $1.  Under the anti-dilution provisions in the PIK Notes the conversion price would be changes to about $1.392.  Under a fill ratchet approach, the conversion price would be changed to $1.

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i In the event the Issuer shall issue additional shares of Common Stock for cash (with convertible securities, options and warrants being deemed issuances of Common Stock at their respective conversion, strike or exercise prices, as applicable) after the Issue Date without consideration or for a consideration per share less than the Strike Price in effect on the date of and immediately prior to such issue, then the Strike Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying the Strike Price by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Issuer for the total number of additional shares of Common Stock so issued would purchase at such Strike Price immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such additional shares of Common Stock so issued. For the purpose of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issue shall be calculated on a fully-diluted basis, as if all shares of convertible securities, options and warrants had been fully converted into shares of Common Stock immediately prior to such issue. Notwithstanding the foregoing, no Strike Price shall be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this paragraph, all shares of Common Stock issuable upon conversion of all outstanding shares of Series 2023 Notes and the exercise and/or conversion of any other outstanding convertible securities, options and warrants, shall be deemed to be outstanding.

conversion, strike or exercise prices, as applicable) after the Issue Date without consideration or for a consideration per share less than the Strike Price in effect on the date of and immediately prior to such issue, then the Strike Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying the Strike Price by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Issuer for the total number of additional shares of Common Stock so issued would purchase at such Strike Price immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such additional shares of Common Stock so issued. For the purpose of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issue shall be calculated on a fully-diluted basis, as if all shares of convertible securities, options and warrants had been fully converted into shares of Common Stock immediately prior to such issue. Notwithstanding the foregoing, no Strike Price shall be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this paragraph, all shares of Common Stock issuable upon conversion of all outstanding shares of Series 2023 Notes and the exercise and/or conversion of any other outstanding convertible securities, options and warrants, shall be deemed to be outstanding.